EXHIBIT 21

Subsidiaries of Lifeway Foods, Inc.:
LFI Enterprises, Inc. — an Illinois corporation, 100% owned

Helios Nutrition, Ltd. — a Minnesota corporation, 100% owned

Subsidiary of LFI Enterprises, Inc.:
Lifeway Foods Canada, LLC — an Illinois limited liability company, 100% owned

Subsidiary of Helios Nutrition, Ltd.:
Pride of Main Street Dairy, L.L.C. — a Minnesota limited liability company, 100% owned